WILMER CUTLER PICKERING

    HALE AND DORR LLP

AUGUST 4, 2005 Securities and Exchange Commission Division of Corporation Finance Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Mail Stop 7010	60 STATE STREET BOSTON, MA 02109 +1 617 526 6000 +1 617 526 5000 fax wilmerhale.com

Attention: Pamela	A. Long, Assistant Director
Andrew	P. Schoeffler, Esq.

Re:	VistaPrint Limited
Registration Statement on Form S-1
Filed June 3, 2005
File No. 333-125470

Ladies and Gentlemen:

On behalf of VistaPrint Limited (“VistaPrint” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 1 is being filed in response to comments contained in a letter dated June 28, 2005 (the “Letter”) from Pamela A. Long, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert S. Keane, Chief Executive Officer of VistaPrint. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.

General

Comment:

1.	Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an

BALTIMORE	BERLIN	BOSTON	BRUSSELS	LONDON	MUNICH

NEW YORK	NORTHERN VIRGINIA	OXFORD	PRINCETON	WALTHAM	WASHINGTON

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estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

Response:	The Company acknowledges that once a price range is provided in the prospectus, the Staff may have further comment. The Company further acknowledges that it may not circulate copies of the prospectus until it includes an estimated price range and all other information required by the federal securities laws, except information the Company may exclude in reliance upon Rule 430A of Regulation C.

Comment:

2.	Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

Response:	The Registration Statement has been revised to include the graphics that the Company intends to use in the prospectus. Please see the inside cover pages to the prospectus.

Comment:

3.	It appears that the conversion features of the Series B Preferred Stock may not result in a one-to-one conversion of the Series B Preferred Stock into common stock. In this regard, we note the disclosure in the first full paragraph on page F-26. Please discuss these conversion features and the potential impact if your offering price is either less than $10 but more than $8 per share or less than $8 per share, as well as the impact if the gross proceeds are less than $35 million. Please also add risk factor disclosure regarding the risks associated with these conversion features. Please also comply with this comment with respect to the termination of certain provisions of the investor rights agreement.

Response:	The Registration Statement has been revised on pages 4, 6, 7, 25, 26, 30, 31, 32, 33, 34, F-3, F-4, F-6, F-8 and F-15 to discuss the conversion features of the preferred stock and to disclose that the conversion ratio may change if the offering price is less than $10.00 per share or greater than $8.00 per share. The Company does not intend to undertake this offering if the offering price is less than $8.00 or the gross proceeds of the offering are less than $35 million. The Company undertakes that it will not do so without filing a further amendment to the Registration Statement to disclose the impact of such an offering, and circulating a preliminary prospectus with such additional disclosure. As a result, the Company believes it is not necessary to include disclosure with respect to the consequences of such an offering on the conversion features of the preferred stock or with respect to the failure of certain provisions of the investor rights agreement to terminate in such an offering.

Cover Page of Registration Statement

Comment:

4.	We note that you state that your SIC code number is 2759. It appears from our records that your SIC code number is 2750. Please ensure that all future filings are filed under the correct SIC code number.

August 4, 2005

Response:	The Cover Page of the Registration Statement has been revised in response to the Staff’s comment.

Inside Front Cover Page of Prospectus, page I

Comment:

5.	We note the statement in second sentence of the second paragraph that you do not guarantee and that you have not independently verified certain information contained in your prospectus. We also note the statement in the third sentence of the second paragraph that investors should not place undue reliance on this information. Please note that you are responsible for the entire content of your prospectus and cannot include language that may be interpreted as a disclaimer of the information contained in your prospectus. Please delete these statements.

Response:	The Registration Statement has been revised on page i in response to the Staff’s comment.

Prospectus Summary, page 1

Our Business, page 1

Overview, page 1

Comment:

6.	Please explain the basis for your statement that you are a leading online supplier of graphic design services.

Response:	According to an analysis performed by Media Metrix of site traffic for websites which includes sites for online suppliers of graphic design services in July 2005, the Company’s websites have an average of 3.92 million unique site visitors per month. Also included in the analysis were iPrint.com and Print for Less, the only other two online suppliers of graphic design services cited in the analysis, which had an average of 163,000 and 64,000 unique visitors per month, respectively. Other graphic design firms known to the Company that offer online graphic design services comparable to the Company do not have site traffic large enough to be tracked by third party research firms such as Media Metrix.

Industry Background, page 1

Comment:

7.	Please identify the organization you refer to as “IDC.”

August 4, 2005

Response:	The Registration Statement has been revised on pages 1 and 53 in response to the Staff’s comment.

Comment:

8.	It does not appear that there is a correlation between the statistics you cite with respect to total online consumer spending and the size of your industry. Please either delete this statistic or explain the correlation.

Response:	This reference has been removed from the Registration Statement.

Risk Factors, page 7

Comment:

9.	We note the disclosure in the third, fourth and fifth sentences of the introductory paragraph that there are other risks and uncertainties that you face and that there may be other risks of which you are unaware. Please delete this disclosure. You must disclose all of the risks you believe are material at this time.

Response:	The Registration Statement has been revised on page 8 in response to the Staff’s comment.

Comment:

10.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” It appears that several of the risk factors in this section could apply to nearly any issuer in your industry and other industries. See, for example and without limitation, risk factors three, seven, 16, 17, 19, 20, 21 and 26. Please explain how each of these risk factors specifically applies to your company and/or your offering or delete it.

Response:	The Registration Statement has been revised on pages 9, 12, 15, 16, 17, 19 and 20 in response to the Staff’s comment.

Comment:

11.	The subheadings in this section should clearly and succinctly convey the actual risk to an investor and not merely state a fact about your business or describe a generic effect on your company. Please carefully review each subheading with this comment in mind and make revisions as appropriate. See, for example and without limitation, risk factors one, two, four, 15, 18, 22, 24, 28 and 29.

August 4, 2005

Response:	The Registration Statement has been revised on pages 8, 9, 12, 15, 16, 17, 19, 20, 21, 23 and 26 in response to the Staff’s comment.

Comment:

12.	Please revise risk factors 10 through 14 to eliminate redundancies regarding the risks to your business from interrupted operations.

Response:	The Registration Statement has been revised on pages 14 and 15 in response to the Staff’s comment.

We are currently dependent on a single supplier and our newly constructed ..., page 8

Comment:

13.	Please describe in greater detail the risks associated with your dependence on a single supplier. In addition, please explain the risk associated with the affiliate relationships discussed in the third paragraph of this risk factor.

Response:	The Registration Statement has been revised on pages 9 and 10 in response to the Staff’s comment.

We have incurred operating losses in the past and may not be able to sustain ..., page 9

Comment:

14.	The risks described in the fourth sentence and in the fifth and sixth sentences of this risk factor are significant risks that should be assigned their own descriptive subheadings. Please revise accordingly. Please also ensure that the risk factors clearly explain how each risk specifically applies to your company.

Response:	The Registration Statement has been revised on pages 10 and 11 in response to the Staff’s comment.

If we are unable to manage challenges associated with our international ..., page 14

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Comment:

15.	Please disclose the percentage of your revenues derived from your international operations.

Response:	The Registration Statement has been revised on page 16 in response to the Staff’s comment.

Legislation regarding copyright protection and/or content interdiction could ..., page 18

Comment:

16.	The disclosure in this risk factor does not appear to address the risk described in the subheading. Please revise accordingly.

Response:	The Registration Statement has been revised on page 20 in response to the Staff’s comment.

A percentage of our revenues are derived from offers made to our customers ..., page 18

Comment:

17.	Please disclose the percentage of your revenues derived from click-through fees. In addition, please describe in greater detail the reasons why the practices of the third parties are subject to consumer complaints and litigation.

Response:	The Registration Statement has been revised on pages 20 and 21 in response to the Staff’s comment.

Comment:

18.	Please delete the third sentence of this risk factor since mitigating language is inappropriate in risk factor disclosure.

Response:	The Registration Statement has been revised on page 20 in response to the Staff’s comment.

Our practice of offering free products and services could be subject to ..., page 18

Comment:

19.	Please explain in greater detail the reasons why your offers of free products and services could be challenged. For example, why did shipping and handling fees allegedly violate California law?

August 4, 2005

Response:	The Registration Statement has been revised on page 21 in response to the Staff’s comment.

If a United States shareholder acquires 10% or more of our common shares ..., page 21

Comment:

20.	Please clarify whether you are currently a controlled foreign corporation.

Response:	The Registration Statement has been revised on page 24 in response to the Staff’s comment.

Anti-takeover provisions in our charter documents and under Bermuda law ..., page 22

Insiders will continue to have substantial control over VistaPrint after this ..., page 24

Comment:

21.	Please revise these risk factors to disclose the actual risk to an investor, namely the risk that the anti-takeover provisions and/or controlling security holders may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders.

Response:	The Registration Statement has been revised on page 27 in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statements, page 25

Comment:

22.	Section 21E(b)(2)(D) of the Exchange Act expressly states that the safe harbor does not apply to statements made in connection with an initial public offering. Please either delete the reference to Section 21E of the Exchange Act or make clear that the safe harbor does not apply to your offering.

Response:	The Registration Statement has been revised on page 28 in response to the Staff’s comment.

August 4, 2005

Use of Proceeds, page 26

Comment:

23.	Please quantify the approximate dollar amounts that you intend to use for each of the three purposes you have identified. See Item 504 of Regulation S-K.

Response:	The Registration Statement has been revised on page 29 in response to the Staff’s comment.

Comment:

24.	We note your statement that management will retain broad discretion in the allocation and use of the proceeds of this offering. Please be advised that while you may retain the right to change your use of proceeds, you must specifically discuss the contingencies that would cause you to change your use of proceeds and describe the alternatives to these uses. See Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure to discuss these specific contingencies and alternatives.

Response:	The Registration Statement has been revised on page 29 in response to the Staff’s comment.

Dilution, page 28

Comment:

25.	We note your disclosure in the first paragraph on page 29. The comparative table you provide at the bottom of page 28 should include shares subject to outstanding options that are held by officers, directors and affiliated persons. The comparison includes shares that these persons have a right to acquire, as well as shares they already own.

Response:	The Registration Statement has been revised on page 32 in response to the Staff’s comment.

Comment:

26.	We note your disclosure in the second paragraph on page 29. Please revise this disclosure to include all options granted subsequent to March 31, 2005.

Response:	The Registration Statement has been revised on page 32 in response to the Staff’s comment.

August 4, 2005

Comment:

27.	Please tell us how you calculated or determined the amount of $68,403,596 of consideration paid by your existing security holders as disclosed in the table at the bottom of page 28.

Response:	The calculation of the total consideration received by the Company for shares outstanding at March 31, 2005 is detailed in the table below.

Consideration by existing shareholders:

As of March 31, 2005

	Shares	Weighted Average Price Paid	Total Consideration
Series A	9,845,849	$1.30	12,799,604
Series B	12,874,694	$4.11	52,914,992
Common Shares	11,374,393	$0.24	2,689,000

Total			68,403,596

The price per share paid for the Series A preferred shares was $1.30 and the price per share paid for the Series B preferred shares was $4.11. These are the prices at which all shares of each respective series were sold to investors. The value of the consideration paid for the outstanding common shares is the carrying value of the par value of the common shares plus the additional paid in capital value of common shares issued, as reflected on the Company’s balance sheet.

Management’s Discussion and Analysis of Financial Condition and Results..., page 32

Results of Operations, page 40

Nine Months Ended March 31, 2004 and 2005, page 40

Other Income (expenses), net, page 42

Comment:

28.	We note from the discussion on page 42 that you have included interest expense in “other income (expense)” in your consolidated statement of operations. Please revise your

August 4, 2005

consolidated statements of operations to provide separate disclosure of interest expense. Refer to the disclosure requirements outlined in Rule 5-03 of Regulation S-X.

Response:	The Registration Statement has been revised on pages 6, 33, 43, 45, 47, 48 and F-4 in response to the Staff’s comment.

Contractual Obligations, page 50

Long-Term Debt, page 50

Comment:

29.	Please describe in greater detail the covenants that you are required to maintain under your two credit facilities. In addition, please explain the consequences if you are no longer in compliance with these covenants.

Response:	The Registration Statement has been revised on page 51 in response to the Staff’s comment.

Quantitative and Qualitative Disclosures About Market Risk, page 51

Interest Rate Risk, page 51

Comment:

30.	As all of your outstanding debt appears to be subject to variable interest rates, please explain in further detail the basis for your conclusion that a 100 basis interest point change would not have a material impact on your earnings. As part of your response, please tell us the expected impact of such change on your interest expense for the most recent fiscal year and tell us the assumptions used in your computations. We may have further comment upon receipt of your response.

Response:	The Company’s conclusion that a 100 basis-point change in market interest rates would not have a material effect on its consolidated financial position, earnings or cash flows is based on the following assumptions:

Using an average loan amount outstanding for each of the Company’s existing debt obligations at June 30, 2005, as well as the interest rate for each loan in effect as of June 30, 2005, the Company calculated the estimated additional amount of interest expense which would have been incurred during the fiscal

August 4, 2005

year ended June 30, 2005 resulting from an increase in the current interest rates by 100 basis points.

Debt Obligation	AverageO/S	Current Rate	Adjusted Rate	Additional Interest
VistaPrint B.V. Building Loan	$5,925,000	3.35%	4.35%	$60,084
VistaPrint B.V. Equipment Loan	$1,430,000	3.63%	4.63%	$27,665
VistaPrint North American Services Equipment Loan	$1,610,250	5.99%	6.99%	$16,102
VistaPrint North American Services Building Loan	$660,739	4.99%	5.99%	$6,607

The total expected impact is additional interest expense of $110,000. As this amount represents 0.7% of the Company’s net loss for the year ended June 30, 2005, the Company considered it to be immaterial. In addition, the Company has disclosed this impact on page 52 of the Registration Statement.

Business, page 52

Comment:

31.	Please disclose the information required by Items 101(c)(vii) and 101(c)(xi) of Regulation S-K.

Response:	The Registration Statement has been revised on page 61 in response to the Staff’s comment with regard to Item 101(c)(xi) of Regulation S-K. Item 101(c)(vii) of Regulation S-K requires a registrant to disclose its dependence upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the registrant and to name any customer accounting for 10 percent or more of a registrant’s consolidated revenues. The Company is not dependent on a single customer, or any group of customers, and no customer accounts for 10 percent or more of the Company’s consolidated revenues. Accordingly, the Company has not included any disclosure in response to Item 101(c)(vii) of Regulation S-K.

Comment:

32.	Please explain how investors are to evaluate the disclosure in the first sentence of the fourth paragraph of this section regarding your customers.

Response:	The Registration Statement has been revised on page 53 in response to the Staff’s comment.

August 4, 2005

Intellectual Property, page 64

Comment:

33.	Please disclose when your intellectual property rights will expire or terminate.

Response:	The Registration Statement has been revised on page 65 in response to the Staff’s comment.

Comment:

34.	We note your disclosure in the first and third paragraphs of the first risk factor on page 16 regarding the claims made against your intellectual property rights. Please discuss in greater detail these claims in this section.

Response:	The Registration Statement has been revised on page 65 in response to the Staff’s comment.

Management, page 67

Directors, Executive Officers and Other Key Employees, page 67

Comment:

35.	Please disclose the information required by Item 401(e)(2) of Regulation S-K. It appears that Mr. Riley is a director of LoJack, Corporation, which has a class of securities registered pursuant to Section 12 of the Exchange Act.

Response:	The Company refers the Staff to page 69 of the Registration Statement which discloses that Mr. Riley is a director of LoJack Corporation as required by Item 401(e)(2) of Regulation S-K. The Registration Statement has been revised to emphasize Mr. Riley’s service as a director of LoJack Corporation.

Option Grants in Last Fiscal Year, page 72

Comment:

36.

We note that you have no existing trading market for your common stock. With respect to calculating the potential realizable values, please refer to Instruction 7 to Item 402(c) of Regulation S-K. Please also refer to interpretation J.17. of the July 1997 Manual of Publicly Available Telephone Interpretations, which states that you may use the mid-point of your offering price in calculating these values in lieu of using the fair market

August 4, 2005

value on the date of grant. Please also explain in reasonable detail the valuation method you elect to use in a footnote to the table.

Response:	The Registration Statement has been revised on page 73 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 79

Comment:

37.	Please state whether you believe that the transactions you describe in this section are on terms at least as favorable to the company as you would expect to negotiate with unrelated third parties.

Response:	The Registration Statement has been revised on pages 81 and 82 in response to the Staff’s comment.

Comment:

38.	Please revise the notes to your financial statements to disclose the amounts and terms of the transactions regarding your Series A and Series B Convertible Preferred shares and your common shares that involved your officers and directors. Refer to the requirements of paragraph 2 of SFAS No.57.

Response:	The Registration Statement has been revised on page F-23 in response to the Staff’s comment.

Supply Relationship with Mod-Pac Corporation, page 80

Comment:

39.	We note the disclosure in the last paragraph of this section regarding the per shipped unit fee you must pay to Mod-Pac under the terms of the April 2005 amendment to your supply agreement. Please disclose the amount of the fee and disclose the aggregate amount of fees you have paid to Mod-Pac.

Response:	The Registration Statement has been revised on page 82 in response to the Staff’s comment.

Principal and Selling Shareholders, page 82

Comment:

40.	Please disclose how the selling security holders received the shares to be offered for resale and any material relationship that the selling security holders have had with your company over the last three years. See Item 507 of Regulation S-K.

August 4, 2005

Response:	The Company has not yet identified the selling security holders in the proposed offering. When the selling security holders are identified, the Company will disclose the information required by Item 507 of Regulation S-K with respect to each selling security holder.

Comment:

41.	If a selling security holder is not a natural person, please (i) disclose the natural persons with dispositive voting or investment control of it, and (ii) advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:

•	if a selling security holder is a broker-dealer, please disclose that it is an underwriter; or

•	if a selling security holder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling security holder is an underwriter.

Response:	The Company has not yet identified the selling security holders in the proposed offering. When the selling security holders are identified, the Company will make the disclosure in the Registration Statement requested by the Staff.

Comment:

42.	Please expand your disclosure to identify each selling security holder that plans to participate if the underwriters exercise the over-allotment option, whether in full or in part. In addition, please disclose the proportions in which each selling security holder will sell additional shares if the over-allotment is exercised.

Response:	The Company has not yet identified the selling security holders in the proposed offering. When the selling security holders are identified, the Company will make the disclosure in the Registration Statement requested by the Staff.

August 4, 2005

Comment:

43.	We note that your calculation of beneficial ownership is dated as of March 31, 2005. You are required to calculate beneficial ownership as of the most recent practicable date. Please revise accordingly. See Item 403 of Regulation S-K.

Response:	The Registration Statement has been revised on page 83 in response to the Staff’s comment.

Description of Capital Stock, page 85

Comment:

44.	Please remove the statement in the first sentence of the introductory paragraph that the description is qualified by reference to your charter documents, as it is inconsistent with Rule 411 of Regulation C. In addition, please clarify that the description summarizes the material terms of your charter documents.

Response:	The Registration Statement has been revised on page 86 in response to the Staff’s comment.

Comment:

45.	Please disclose the information required by Item 202(a)(5) of Regulation S-K.

Response:	The Registration Statement has been revised on page 87 in response to the Staff’s comment.

Common Shares, page 85

Comment:

46.	Please update the disclosure in the first paragraph of this section as of the most recent practicable date.

Response:	The Registration Statement has been revised on page 86 in response to the Staff’s comment.

Shares Eligible For Future Sale, page 90

Comment:

47.	Please update the disclosure in the last paragraph of this section to reflect the issuance of options subsequent to March 31, 2005.

August 4, 2005

Response:	The Registration Statement has been revised on page 94 in response to the Staff’s comment.

Comment:

48.	We note that Goldman may consent to the release of shares from the lock-up agreements. If there is any current intention to release shares, please discuss this. Please also briefly describe the factors Goldman may be likely to consider in determining to release shares.

Response:	Goldman, Sachs & Co. has advised the Company that it currently does not have any intention to release shares from the lock-up agreements. Goldman Sachs cannot in advance determine the circumstances under which shares might be released from the lock-up agreements. Any release of shares will depend on the facts and circumstances existing at the time and will be subject to the sole discretion of Goldman Sachs.

Underwriting, page 100

Comment:

49.	Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of your common stock and provide us with a description of their procedures. If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution in this section.

In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section 5 of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

Response:

The Company has been advised by Goldman, Sachs & Co. that they or their affiliates may engage in the electronic offer, sale or distribution of the Common Shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either

August 4, 2005

provide a description of their procedures or confirm that their procedures have previously been reviewed with the Staff.

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the Internet, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

“Online distribution of Common Shares of VistaPrint Limited may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Consistent with this procedure, the following language has been added in the Underwriting section of the prospectus:

“A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of Common Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.”

Comment:

50.	Please advise us as to whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement. Please provide us with copies of all information concerning you or your prospectus that appeared or will appear on this website. If you subsequently enter into any arrangement, please promptly supplement your response.

Response:

Goldman, Sachs & Co. has informed the Company that it expects to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed Goldman, Sachs & Co. that it is posting such road show presentation in accordance with applicable

August 4, 2005

no-action letters and applicable regulations. The Company will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

Comment:

51.	Please advise us as to whether you intend to have a directed share program. If so, we may have additional comments.

Response:	The Company does not intend to have a directed share program.

Where You Can Find More Information, page 105

Comment:

52.	Please delete the fourth sentence of the first paragraph as the disclosure in your prospectus regarding the contents of any contract or other document should be materially complete.

Response:	The Registration Statement has been revised on page 106 in response to the Staff’s comment.

Financial Statements

Comment:

53.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response:	The Company acknowledges the need to update its financial statements at the effective date of the Registration Statement, if necessary, in order to comply with Rule 3-12 of Regulation S-X.

Comment:

54.	Provide a currently dated consent from the independent public accountant in any future amendments.

Response:	The Company acknowledges that it will provide a currently dated consent from the independent public accountant in its future amendments to the Registration Statement.

August 4, 2005

Consolidated Statements of Operations, page F-4

Comment:

55.	Since the conversion of your Series A and Series B Redeemable Preferred Stock will occur in connection with your public offering, please revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to the conversion on the face of your consolidated statement of operations. Your revised presentation should include pro forma earnings per share assuming that the Series B Preferred shares convert on a one for one basis as well as under the assumption that the public offering price is $8 per share and the shares convert on a greater than one for one basis. Your pro forma earnings per share computation should also give effect to any deemed dividend that will be recognized in the event the shares convert on a greater than one for one basis in determining pro forma net income attributable to common shareholders. See also related comment below regarding your pro forma balance sheet presentation. Your pro forma disclosures included in your Summary Consolidated Financial Data on page 5 and in your Selected Consolidated Financial Data on page 30 should be similarly revised.

Response:	The Registration Statement has been revised on pages 6, 7, 33, 34, F-3 and F-4 in response to the Staff’s comment.

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Shareholders’ Equity

Comment:

56.	We note the disclosure indicating that in the event the offering results in a price per share to the public that is equal to or greater than $8.00 per share but less than $10 per share, then the conversion price of the Series B preferred shares will be reduced, which would result in the preferred shares converting on a greater than one-to-one basis. We also note that you have reflected a pro forma balance sheet presentation giving effect to the conversion only on a one-to-one basis, even though a greater number of common shares may be issued on conversion. Since the conversion may occur on significantly different terms than those currently presented in the pro forma balance sheet, please revise to also include a pro forma balance sheet giving effect to the conversion and related deemed dividend that will be recognized in the event that the offering results in a public offering price of $8.00 per share. The Capitalization and Dilution disclosures included elsewhere in the registration statement should also be revised to disclose the impact under each alternative.

August 4, 2005

Response:	The Registration Statement has been revised on pages 7, 30, 31, 32, 34 and F-3 in response to the Staff’s comment.

Revenue Recognition, page F-11

Comment:

57.	We note the disclosure indicating that you offer customers various coupons and discounts which are treated as a reduction of revenue. Please tell us and revise your accounting policy disclosure to explain in further detail the nature and terms of the discount or coupon arrangements that are offered to customers. As part of your response and your revised disclosure, you should also explain how and when these discounts are recognized in your financial statements.

Response:	The Company offers voluntary discounts to its customers through various advertising campaigns such as email messages and direct mail to its customers. These emails will often contain sale offers which will include discounts off the Company’s published list prices. The discount can be in the form of a coupon or a specific website address that includes a special discount offer. When a customer places an order using the discount, the price for the order is reduced by the amount of the discount. The Company offers discounts that do not result in a loss on the sale of its products. In accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the discount is recognized as a reduction of revenue in the Company’s financial statements at the time revenue is recognized. The Registration Statement has been revised on page F-11 in response to the Staff’s comment.

Net Income per Share

Comment:

58.	Please explain why accretion of preferred share dividends as reflected in your earnings per share computations in Note 2 do not agree to the accretion amounts reflected in your consolidation statements of redeemable convertible preferred shares and shareholders’ equity during the various periods presented. Also, please explain why net income attributable to common shareholders for purposes of your basic and diluted earnings per share computations differs during the fiscal years ended June 20, 2003 and 2004.

Response:	The difference between the accretion of preferred share dividends as reflected in the Company’s earnings per share computations in Note 2 and the accretion

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amounts reflected in its consolidated statements of redeemable convertible preferred shares and shareholders’ equity for the various periods presented represents the exclusion of accreted preferred share issuance costs.

In our initial filing of the Registration Statement, we did not give consideration to these deferred costs as a “dividend” for purposes of calculating the Company’s earnings per share. However, upon further review of applicable accounting guidance, primarily SAB 64, we have revised our computations to include accreted preferred share issuance costs as part of preferred dividends and as such have modified Note 2 and all other applicable earnings per share disclosures for all periods presented.

The net income attributable to common shareholders for purposes of our basic and diluted earnings per share computations differs during the fiscal years ended June 30, 2003 and 2004 because, using the two-class method to calculate net income per share, for both basic and diluted, the Company allocates net income first to preferred shareholders based on dividend rights under the Company’s bye-laws and then to preferred and common shareholders, pro rata, based on ownership rights. The allocation of undistributed net income to preferred and common shareholders, after accounting for preferred share dividends, is impacted when calculating diluted

August 4, 2005

net income per share by the weighted average common shares issuable upon exercise of outstanding share options and warrants. Because these additional common shares are added to the total shares used in computing diluted net income per common share, less income is allocated to the preferred shareholders resulting in a larger net income amount applicable to common shareholders.

Share-based Compensation, page F-18

Comment:

59.	We note the disclosure indicating that you used the minimum value method to value stock option grants for purposes of providing the disclosures required by SFAS No. 123 and SFAS No. 148. Note that the use of this method is only considered appropriate for periods prior to the date that you filed your Form S-1 registration statement to register your common shares. Refer to the guidance outlined in paragraph 19 of SFAS No. 123. Please confirm that you will not use this method to value stock option grants in periods subsequent to the filing of your Form S-1 registration statement.

Response:	The Company confirms that for purposes of its disclosures required by SFAS No. 123 and SFAS No. 148 it does not use the minimum value method to value stock option grants made in periods subsequent to the filing of the Registration Statement.

Beginning with share option grants issued after the date of the filing of our Registration Statement on June 3, 2005, the Company values such options at fair value using an option-pricing model that takes into account as of the grant date the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option.

The Company’s disclosure has been revised to reflect this accounting policy.

August 4, 2005

Note 3. Related-Party Transactions, page F-19

Comment:

60.	Revise to disclose the amount of purchases made from Mod-Pac during the fiscal year ended June 30, 2002.

Response:	The Company’s results for the fiscal year ending June 30, 2002 are no longer included in its financial statements contained in the Registration Statement. The Company has revised the Registration Statement on page F-18 to include the amount of purchases from Mod-Pac for its fiscal year ending June 30, 2005.

Comment:

61.	We note that you signed a termination agreement for $22 million with Mod-Pac for an existing supply agreement, and entered into a new one, where Mod-Pac retained the exclusive supply rights for products shipped in North America through August 30, 2005. We also note that you deferred only $1,000, reflecting the effective mark-up reduction. Supplementally advise us as to how you determined that it was appropriate to defer only $1,000 as opposed to the entire amount, or a greater portion of the amount paid. As part of your response, please provide us with any alternative scenarios considered and the accounting literature you relied upon for this determination. Also, please explain how amortization of the deferred amount is being classified in your statement of operations. Furthermore, please explain why the contract termination charge has not been classified as cost of sales in your financial statements. We may have further comment upon reviewing your response.

Response:	On July 2, 2004, the Company executed an agreement pursuant to which the Company would pay Mod-Pac a termination fee of $22,000,000 in consideration of the termination of the existing supply agreements and Mod-Pac entering into the new supply agreement. Under the new supply agreement, Mod-Pac retained the exclusive supply rights for product shipped in North America through August 30, 2005. In addition, the pricing methodology under the new agreement effectively reduced the price the Company pays per product to costs of production plus 25%. The pricing under the previous supply agreement was determined based on Mod-Pac’s costs of production plus 33%. At the time of the execution of the termination agreement, to determine the appropriate accounting treatment of this payment, the Company referred to guidance provided by SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The Company used the guidance provided by SFAS 146 based on the scope of the Statement as outlined in paragraph 2.b as follows:

“2. This statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Those costs include, but are not limited to, the following:…

b. Costs to terminate a contract that is not a capital lease.”

August 4, 2005

In addition the Company referenced paragraph 14 (a) of FAS 146 regarding contract termination costs:

“14. For purposes of this Statement, costs to terminate an operating lease or other contract are (a) costs to terminate the contract before the end of its term.”

While management believes that SFAS 146 provides the appropriate basis for treating the termination fee as a cost to exit an activity, management did recognize that as part of the termination agreement the rate of compensation that the Company would pay Mod-Pac over the remaining contract term that they otherwise would have paid under the original contract was reduced. Therefore management viewed part of the payment as a prepayment of manufacturing cost. In accounting for the consideration paid, the Company assigned a value to the prepayment and the termination cost as follows:

(1)	The value of the reduction in the mark-up of costs charged by Mod-Pac to the Company from a 33% to a 25% mark-up over the remaining exclusive term of the new supply agreement (September 1, 2004 through August 30, 2005). The value of this component represented a prepayment of Mod-Pac gross margin related to future purchases to be made from Mod-Pac during the time period of the amended contract.

(2)

The value of terminating the existing Supply Agreement which had an exclusive right of Mod-Pac to be the Company’s sole supplier for North American printed product shipments until April 2, 2011. This value represented the contract termination fee which was the

August 4, 2005

total payment of $22 million less the value calculated for the purchase prepayment.

The prepayment value of $1 million was calculated by estimating the value related to the reduction in purchase price the Company would be required to pay to Mod-Pac under the new supply agreement. The Company considered two alternative methodologies for estimating this prepaid asset value.

The first methodology was based upon the most recent quarterly invoices paid to Mod-Pac in fiscal 2005. The invoices were based upon the supply agreement in effect at that time which was a 33% mark-up on costs incurred by Mod-Pac. The total charges were then recalculated to reduce the mark-up to 25% on total costs incurred to determine a pro forma invoice based upon a 25% mark-up. The difference between the actual invoice and the pro forma invoice was determined to be the value of the reduction of the mark-up from 33% to 25%. This value was then annualized to reflect the term of the remaining exclusive supply contract which ends on August 30, 2005. This value was determined to be $1 million.

Methodology #1: Total charges paid to Mod-Pac for a recent fiscal quarter (in $000’s):

Total costs charged by ModPac – quarterly charges = $3,000 (rounded):

Total @ 33% markup (old):	$4,000
Total @ 25% markup (new):	$3,750

Estimated quarterly savings:	$250
Estimated annualized savings:	$1,000

The second methodology was based on the Company’s fiscal 2005 budgeted costs for Mod-Pac purchases. For this method, the Company used its 2005 budget which was originally created under the 33% mark-up arrangement and revised the budget at a 25% mark-up. The difference between the original budget and the revised budget provided a second valuation of the mark-up reduction. This valuation method resulted in an amount of $1.087 million.

August 4, 2005

Methodology #2: The fiscal year 2005 budget for Mod-Pac costs was used to calculate the prepaid asset as follows (in $000’s):

Total budgeted Mod-Pac product costs (includes 33% markup)	$18,000
Remove 33% markup (18,000 / 1.33)	$13,533
Budgeted product costs marked-up at 25% (13,533 x 1.25)	$16,917
Difference (prepaid)	$1,083

Given the small range associated with the estimates, the Company recorded a prepaid asset of $1 million.

The total loss from the termination of the existing supply agreements was calculated as follows:

Termination fee	$22,000,000
less: Prepaid asset	$(1,000,000)

Loss on contract termination	$21,000,000

At the time of the execution of the termination agreement, the Company also considered whether the payment, or a portion thereof, should be considered a purchase of an intangible right to manufacture the Company’s own products. Management considered SFAS No. 142, Goodwill and Other Intangible Assets, paragraph 10, as follows:

10.	Costs of internally developing, maintaining, or restoring intangible assets (including goodwill) that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, shall be recognized as an expense when incurred.

August 4, 2005

Management did not believe capitalization of any costs associated with payment considering SFAS No. 142, paragraph 10, would be appropriate. Furthermore, management believes that SFAS 146 represents the appropriate accounting literature in this circumstance.

The amortization of the prepaid asset is classified as cost of revenue in our statement of operations.

The contract termination fee has been included as a single line on the statement of operations included in “income (loss) from operations before tax” based upon reporting guidance provided in SFAS 146 paragraph 18:

“Costs associated with an exit or disposal activity that does not involve a discontinued operations shall be included in income from continuing operations before income taxes in the income statement of a business enterprise.”

The Company has excluded this termination fee from the classification of Cost of Sales as management believes that the termination fee does not represent a cost to manufacture its products sold over the period of the remaining contract term, but rather represents a cost specifically attributable to a decision to exit an activity.

Note 5. Long-Term Debt, page F-21

Comment:

62.	Please disclose the existence of any restrictions on your ability to pay dividends that are imposed by the terms your various debt arrangements. Refer to the requirements of Rule 4-08(e) of Regulation S-X.

Response:	The Company’s debt arrangement between its wholly-owned subsidiary, VistaPrint B.V., and ABN AMRO does not have any restrictions on VistaPrint B.V.’s ability to pay dividends. The Company’s debt agreement between its wholly-owned subsidiary, VistaPrint North American Services Corp., and Comerica Bank – Canada, does restrict VistaPrint North American Serivces Corp.’s ability to

August 4, 2005

pay dividends. Disclosure has been added to page F-20 to the Registration Statement.

Note 6. Accrued Liabilities, page F-23

Comment:

63.	We note the line item titled “Other,” that exceeds 5% of accrued liabilities. Please show separately any amounts included in this item that exceed 5% of current liabilities. Refer to Rule 5.02 (20) of Regulation S-X.

Response:	No amounts included in this item exceed 5% of current liabilities. Accordingly, no additional disclosure is required.

Note 7. Series A Redeemable Convertible Preferred Shares

Comment:

64.	Please tell us and explain in the notes to your financial statements the nature and terms of the transaction which resulted in a reduction of convertible securities associated with your French subsidiary in exchange for the issuance of your Series A Redeemable Convertible Preferred Shares. As part of your response and your revised disclosure, explain how you valued and accounted for the consideration issued and received as part of this transaction. We may have further comment upon review of your response and your revised disclosure.

Response:	The Company was originally formed as a French corporation, VistaPrint.com SA (the “SA”), in April 1995. In January 2000, the shareholders of the SA entered into certain agreements and a series of transactions with the intent of ultimately effecting a reorganization of the SA to enable the business of the SA to be reincorporated in the United States. VistaPrint.com Incorporated (“VistaPrint.com”) was formed as a Delaware corporation on January 27, 2000, by the then-existing shareholders of the SA through the subscription of 100 common shares of VistaPrint.com for each share of the SA owned. This reorganization was initiated by a group of shareholders who controlled both the SA and VistaPrint.com. On February 29, 2000, the SA transferred to VistaPrint.com 100% of the outstanding shares of the SA’s then operating United Kingdom subsidiary and VistaPrint USA, Incorporated, the SA’s United States operating subsidiary, and preferred shares of the SA’s then operating French subsidiary. At this time and at other times during 2001, various share exchange agreements

August 4, 2005

were put in place between the shareholders of VistaPrint.com, the SA and new investors in the SA. The purpose of those agreements was to enable the original shareholders to complete the planned reorganization as if it had occurred on January 27, 2000, and as if subsequent investments in the SA by new investors were actually made directly in VistaPrint.com.

Included in the exchange agreements were agreements with certain new investors who had purchased shares in the SA subsequent to February 29, 2000. In connection with investments aggregating approximately $1.6 million in the SA in April 2000, VistaPrint.com entered into exchange agreements (the “Share Exchange Agreements”) with those investors to allow such investors to exchange their common shares in the SA for shares in a planned subsequent financing of the Company. In September and November 2000, additional investments aggregating approximately $2.0 million were made in the SA and more Share Exchange Agreements were entered into. In April 2001, VistaPrint.com completed an offering of Series A Preferred Shares and the foregoing Exchange Agreements were subsequently exercised for Series A Preferred Shares during 2001 and 2002. The values ascribed to the Share Exchange Agreements were the aggregate amount invested in the SA, which were exchanged for an equivalent amount of Series A shares which had been issued in April 2001 at $1.30 per share.

By January 2002, all outstanding Exchange Agreements had been exercised so that, as of January 2002, VistaPrint.com owned 100% of the SA. The completed reorganization was accounted for on the basis of historical cost in a manner similar to a pooling of interests.

On April 29, 2002, VistaPrint.com was amalgamated into VistaPrint Limited, a then newly created Bermuda exempt company, which was the surviving entity of the amalgamation.

As all of the above transactions occurred in fiscal years 2001 and 2002, which are no longer included in the Registration Statement, the Company has not included any disclosure regarding these matters in the footnotes to the financial statements for the audited years that are included in the Registration Statement.

August 4, 2005

Note 8. Series B Redeemable Convertible Preferred Shares

Comment:

65.	Please clarify in Note 8 how undeclared dividends associated with the Series B shares are being accounted for in your financial statements. If no recognition of these dividends is being made, please explain why.

Response:	The Company is accreting the difference between the net proceeds from the sale of the Series B Preferred Shares, and their redemption amount. The redemption amount of the Seried B Preferred Shares includes all unpaid, undeclared dividends. Therefore, undeclared dividends associated with the Series B Preferred Shares have been included in the accretion of the Series B Preferred Shares at each balance sheet date. The Registration Statement has been revised on page F-24 in response to the Staff’s comment.

Comment:

66.	Please tell us and revise Note 8 to explain in further detail how you calculated or determined the deemed dividend of $22,531 that you may be required to recognize in the event the public offering price of your common shares is $8 per share.

Response:	The value of the deemed dividend was calculated by multiplying the fair value of the common shares at the commitment date, which is deemed to be May 17, 2005, by the number of incremental shares issuable pursuant to the conversion price of $8.00. The fair value of $7.00 at the commitment date was equal to the fair value of the common share options as previously approved by the Board of Directors. The number of incremental shares issuable at an $8.00 conversion price was calculated as follows:

•	The Series B conversion price of $4.11 is multiplied by a fraction, the numerator of which is the hypothetical offering price of $8.00 and the denominator which is $10.00 The resulting conversion price

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equals $3.29. The original conversion price of $4.11 divided by the revised conversion price of $3.29 results in a new conversion factor of 1.25. Under this scenario each holder of a Series B Preferred share would receive 1.25 common shares for each Series B share converted.

•	Total number of Series B shares outstanding of 12,874,694 was multiplied by the incremental share factor of 1.25 = 16,093,367.

•	This results in an incremental number of shares converted of 3,218,674. 3,218,674 was multiplied by the fair value of the common shares at the commitment date of $7.00 which results in a deemed dividend of $22,530,715. The table below summarizes the relevant data for this calculation.

IPO Price	Conversion Rate	Series B Conversion Total Shares	Incremental Shares Converted	Fair Value At Commitment	Beneficial Conversion Charge
$8.00	1.250	16,093,368	3,218,674	$7.00	22,530,711

The Registration Statement has been revised on page F-24 in response to the Staff’s comment.

Note 9. Shareholders’ Equity, page F-27

Comment:

67.	Please tell us and clarify in Note 9 how you calculated or determined the amount of compensation expense recognized during 2003 in connection with the repurchase of 80,000 shares from a former employee.

Response:

Of the 80,000 shares repurchased by the Company in May 2003, 65,987 shares had been acquired by the former employee by exercise of a warrant six months prior to the repurchase date. The Company determined that

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because the repurchase of only these shares occurred within the six month holding period, the shares should be considered immature and thereby required recognition of stock compensation expense. The expense was based on the difference between the repurchase price and exercise price of the shares exercised and repurchased.

Repurchase price	$1.50
Exercise price	$0.45
Difference	$1.05

$1.05 multiplied by immature shares repurchased of 65,987 = $69,286

The Registration Statement has been revised on page F-26 in response to the Staff’s comment.

Comment:

68.	Once you determine the estimated price range of your initial public offering, expand your disclosure and supplementally provide us with your calculation of deferred stock compensation for any options or shares that will be issued through the date of your initial public offering and those already issued, if any. If no compensation expense is expected to be recognized, please explain why. Also, please revise your discussion of share-based compensation provided on pages 37 and 38 of MD&A to indicate whether the various valuations determined by management and the board of directors were based on contemporaneous or retrospective valuations and indicate why management chose not to obtain contemporaneous valuations by an unrelated valuation specialist.

Response:	The Company acknowledges that once the price range of the initial public offering is determined, it will revise the applicable disclosure in the Registration Statement and supplementally provide the Staff with its calculation of deferred compensation for any options or shares that will be issued through the date of the initial public offering and those already issued, if any. While a price range has not yet been determined, based upon the Company’s current estimates of a likely price range, the Company does not expect to recognize any compensation expense with respect to its previously issued share options because management believes the exercise price of options granted equaled or exceeded the fair value on the grant date. The Company has revised the Registration Statement on pages 41 and 42 to reflect that the valuations discussed therein were contemporaneous and to discuss the Company’s reasons for not seeking valuations by valuation specialists.

Note 11. Income Taxes

Comment:

69.	Please tell us and revise Note 11 to explain in further detail the facts and circumstances responsible for the significant changes in your deferred tax asset valuation allowance

August 4, 2005

from $2,310 at June 30, 2003 to $1,085 at June 30, 2004 and subsequently to approximately $589 at March 31, 2005, based on the disclosures provided in Note 11.

Response:	Historically, the Company, in accordance with SFAS No. 109, Accounting for Income Taxes, assesses the realizability of deferred tax assets considering whether it was more likely than not that some portion or all of the deferred tax assets would not be realized.

Based on the weight of available negative evidence at VistaPrint’s fiscal year ended June 30, 2003, primarily aggregate cumulative losses in recent years, these deferred tax assets had been fully reserved by a valuation allowance due to the uncertainty surrounding the likelihood of their realization.

During fiscal year 2004, the Company determined that realization of a portion of its deferred tax assets was now more likely than not. This determination was reached based on the weight of available positive evidence consisting primarily of:

•	aggregate cumulative income based on a three-year look back which includes fiscal years 2004, 2003 and 2002;

•	continued profitability forecasted looking forward one year out to fiscal year 2005.

As a result, the Company reduced its valuation allowance by $527,000 during fiscal year 2004. The remaining reduction in the valuation allowance during fiscal 2004 of $697,000 was due primarily to the utilization of approximately $1,317,000 of net operating loses during the year which had previously had a valuation allowance recorded against them.

In fiscal 2005, the Company reassessed its position relating to recognition of its deferred tax benefits as a result of a three year projection of operating income it had developed as part of its preparation for the initial public offering process. The forecast was based upon historical trends, statistical analysis and senior management input regarding revenue growth and cost structure requirements. Based upon the three year projections, the Company believes that it is more likely than not that it will realize most of the U.S.

August 4, 2005

deferred tax benefit. The fiscal 2005 pre-tax loss of $16.1 million recorded at a consolidated level includes the $21 million contract loss recorded on the books of the Bermuda parent corporation which has no income tax imposed on its profits or income which results in no deferred tax benefit. The deferred tax assets recognized are related to the deferred tax benefits at the Company’s U.S. based subsidiary. As a result, the Company reduced its valuation allowance by $420,000 during the fiscal year 2005. The remaining reduction in the valuation allowance during fiscal 2005 of 628,000 was due primarily to the utilization of approximately $1,317,000 of net operating loses during the year which had previously had a valuation allowance recorded against them.

The Registration Statement has been revised on page F-28 in response to the Staff’s comment.

Note 13. Commitments and Contingencies

Legal Proceedings, page F-33

Comment:

70.	Please tell us and disclose in Note 13 whether any accrual has been recognized in connection with the pending settlement discussed in Note 13. If not, please explain why.

Response:

The Company reviewed the terms of the settlement and has recorded accruals related to the plaintiffs’ attorney’s fees as well as the Company’s legal counsel’s fees for services rendered. The Company also reviewed the economic impact of the settlement that requires us to provide all class members who purchase business cards in the future the opportunity to receive additional cards at reduced rates. Since each class member can only receive additional business cards at a reduced rate if, and at the time they make another purchase, the Company assessed the need for a loss accrual in accordance with SFAS No. 5, Accounting for Contingencies. Based on the Company’s analysis of the associated revenue and costs related to this settlement, the Company believes that no loss will occur on the future purchase of product by the customer, combined with the additional purchase of cards at reduced rates. Therefore, management concluded that no additional loss accrual was required. Therefore, no accrual has been recorded in the Company’s balance sheet for the year ended June 30, 2005.

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The Registration Statement has been revised on page F-31 in response to the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page II-1

Comment:

71.	With respect to the transactions disclosed in the fourth paragraph, please briefly state the facts upon which you relied to make the exemption available. See Item 701(d) of Regulation S-K.

Response:	The Registration Statement has been revised on page II-2 in response to the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Comment:

72.	Please file promptly all exhibits required by the exhibit table provided in Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable time for our review prior to requesting acceleration.

Response:	The Company will file all exhibits required by the exhibit table provided in Item 601 of Regulation S-K, including Exhibits 1.1 and 5.1. Please see pages II-3 and II-4 of the Registration Statement for additional Exhibits filed with Amendment No. 1.

Comment:

73.	We note the agreements discussed in the first full paragraph on page 74. Please file these agreements or the form of these agreements if the terms are materially the same as exhibits.

Response:	The Company has filed the actual or form of the agreements discussed in the first full paragraph on page 74. Please see exhibits 10.17, 10.18 and 10.19 to the Registration Statement.

August 4, 2005

If you require additional information, please telephone either the undersigned at the telephone number indicated above or Hal J. Leibowitz, Esq. of this firm at (617) 526-6461.

Very truly yours,

Thomas S. Ward